Filed by Hewitt Associates, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement

on Form S-4: 333-168320

To:	HR BPO at Hewitt (including Point Solutions) plus RPO at Aon
From:	Jim Konieczny
Subject:	Announcing the HR BPO Leadership Team

With the pending Aon Hewitt merger just around the corner, it would be easy to get distracted. Within Hewitt, I’m pleased to report that our teams have maintained their full focus on delivering for our clients, and we continue to maintain nearly 100% client referenceability. And perhaps most importantly, with the recent signing of a new client in the financial services industry, Hewitt has also surpassed our growth goals for HR BPO for the year.

Today, I’m sharing our plans for the future Aon Hewitt leadership team for HR BPO after the merger. Since Aon does not have an established HR BPO business, there is very little overlap between the two organizations. After the closing, there are a few areas within Aon Consulting that we plan to integrate with HR BPO based on their similarities—Recruitment Process Outsourcing (RPO) and some of the supplemental benefits administration solutions, such as COBRA administration, flexible spending, etc. When the transaction is completed, we plan to maintain Hewitt’s current structure, with just a few changes.

HR BPO Organization Chart

Jim Konieczny
CEO
HR BPO
Support Functions
Brad Nunemaker
Finance
Artell Smith
Human Resources
Matt Heckler
Technology
Mike Wright
Sales
Business Units
Bryan Sansbury
Sansbury BU
Dave Swift
Swift BU
Maria Yao
Yao BU
Joby Joseph*
India BU
Mike Rogalski
Point Solutions
Regions
Will Durston
Europe BU
Gurinder Singh*
APAC HR BPO
Shauna Cooper
Canada BU
Solution Dev.&
Shared Services
Robyn Sweet
Solutions & Product
Development
Jonathan Schembor
Shared Svcs &
Product Mgmt
TBD
Recruitment Process
Outsourcing
Tina Yoder
HR BPO Supplier
Mgmt Services

*Dual reporting to Arjun Singh, India Managing Director

■

Bryan Sansbury (The Woodlands, TX), Maria Yao (Lincolnshire, IL), and Dave Swift (Charlotte, NC) will continue to lead HR BPO’s U.S.-based Business Units (BUs). Each of these BUs is responsible for new client implementations and ongoing operations.

■	Joby Joseph will continue his current role leading the India operations for HR BPO in the new Aon Hewitt organization, with a dual reporting relationship to Arjun Singh, India Managing Director.

■

Mike Rogalski and Hewitt’s Point Solutions team now report to me and will become another BU within HR BPO. Point Solutions includes a collection of add-on or standalone HR-related services such as spending account administration, total rewards, absence management, dependent audits, and others. Aon currently provides some of these similar services. Over time, we will evaluate the best strategy to integrate these services where it makes sense.

■	Robyn Sweet will continue to lead HR BPO solution and product development. She also has responsibility for domain leadership.

■

Jonathan Schembor will also continue to lead the shared service functions, such as tax filing and garnishments, back-office recruiting operations, project management, and other product management functions. Both Robyn and Jonathan are currently in these roles for Hewitt.

■

We have not yet named a leader for the Recruitment Process Outsourcing (RPO) business. Given the size of this business, the RPO leader will report directly to me. Identifying a leader will be a top priority as we continue working through the integration. We also will address other points of integration related to back-office work and portions of Hewitt’s recruiting operations that are embedded in the Business Units.

■	Tina Yoder will continue her leadership role as the head of Supplier Management Services for Aon Hewitt, where we manage third-party supplier contracts for clients.

■	Regional leadership for HR BPO in Canada, the UK, and APAC will continue to report directly to me upon completion of the transaction.

—Shauna Cooper will continue to lead HR BPO operations and Hewitt’s heritage Benefits Administration business in Canada.

—Will Durston will continue to lead the HR BPO operations in Europe for Aon Hewitt as he does for Hewitt today.

—Gurinder Singh will continue to lead Aon Hewitt’s HR BPO operations for Asia Pacific with a dual report to Arjun Singh.

■	I’m also pleased to announce that we plan to appoint the following individuals to key functional leadership roles after close:

—Mike Wright will continue to lead the Sales team for HR BPO, in addition to his leadership of the Benefits Administration Sales team. Mike will have a dual report to Russ Fradin and to me. Based on some other recent changes within Hewitt’s HR BPO and Benefits Administration businesses, Sales and Client & Market Leadership (account management) will temporarily report to Russ, Chairman and CEO for Aon Hewitt.

—Matt Heckler will remain in his role as the Chief Information Officer (CIO) for HR BPO, with a dual report to David Baruch and to me.

—Brad Nunemaker will be the Chief Financial Officer for HR BPO, including Point Solutions, with dual reporting to Scott Ordway and to me.

—Artell Smith will continue to lead the HR organization for HR BPO, with dual reporting to Neela Seenandan and me.

Also today, Bal Dail, CEO of Aon Hewitt’s Consulting business, and Kristi Savacool, CEO of Aon Hewitt’s Benefits Administration business, each announced their planned leadership team appointments for the future Aon Hewitt organization. You can find all of the announcements by visiting the Aon Hewitt Integration Portal from links on KE and The Source.

Bringing together Aon’s growing Recruitment Process Outsourcing business with Hewitt’s market leading HR BPO business will expand our service offerings for our clients. We’re already making great strides in growing the HR BPO business, and FY11 promises to be full of opportunity for all of us! I’m looking forward to our combined future as Aon Hewitt and hope you are too.

Jim

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed merger, Aon filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Aon. The joint proxy statement/prospectus was mailed to Aon stockholders and Hewitt stockholders on or about August 19, 2010. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they contain and will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed by Aon with the SEC and will be contained in other relevant materials to be filed by Aon or Hewitt with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.